United States securities and exchange commission logo





                            June 10, 2020

       Alex Jun Ho Yang
       Chief Executive Officer
       Hi-Great Group Holding Co
       621 S. Virgil Avenue #470
       Los Angeles, CA 90005

                                                        Re: Hi-Great Group
Holding Co
                                                            Offering Statement
on Form 1-A
                                                            Filed May 14, 2020
                                                            File No. 024-11216

       Dear Mr. Yang:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed May 14, 2020

       General

   1.                                                   Please revise your
offering statement to address the following issues:
                                                          We note in the
Offering section your disclosure is presented in question and answer format on page 17.
Neither the Offering Circular format described in Form 1-A nor the information
required by Part I of Form S-1 requires the noted information. Please revise to delete
the questions and answers note on page 17.
                                                          We note you indicate,
on page 2 in The Company section, that on April 16, 2020
                                                            Esther Yang sold
39,163,000 shares to Jun Ho Yang and Ho Soon Yan. We also note that, on page 26 in
Our Business section, you indicate that on April 16, 2020 Esther
                                                            Yang sold
32,500,000 shares to Jun Ho Yang and 32,501,000 shares to Ho Soon
                                                            Yang. Please revise
reconcile the number of shares sold by Esther Yang to Jun Ho
                                                            Yang and Ho Soon
Yang.
                                                          Please revise your
executive officer discussion to indicate the start and end dates,
 Alex Jun Ho Yang
FirstName LastNameAlex Jun Ho Yang
Hi-Great Group Holding Co
Comapany NameHi-Great Group Holding Co
June 10, 2020
Page 2
June 10, 2020 Page 2
FirstName LastName
              month and year, for the positions held by your executive officers within the last five years. Also indicate the principal business conducted for each entity.
              We note your beneficial ownership table, on page 33, indicates that three executive officers and directors hold 57,098,250 shares reflecting 57.09% of the outstanding shares. We also note that the shares held by Jun Ho Yang, Ho Soon Yang and
              Madeline Choi total 40,163,000 shares reflecting 40.163% of the outstanding shares.
              Please revise the beneficial ownership table or clarify your disclosure.
              Please revise your plan of distribution, on page 36, to describe the specific activities that your officers and directors will engage in in the offer and sell the securities on your behalf. Also revise this section to remove your reference to "registration statement" and "registering and maintaining the registration" of the selling shareholder shares.
              Please provide, in the Signature section, the signatures required by Form 1-A. In this regard, please ensure that the offering statement is signed by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body. Refer to
              Instruction 1 to the Instructions to Signatures on Form 1-A. Determination of Offering Price, page 19

2.       We note the disclosure that the selling shareholder may sell shares
"at market
         prices prevailing at the time of sale." Please revise to clarify that the selling shareholder will sell their shares pursuant to your Regulation A offering at a fixed price.
         At the market offerings are not permitted under Regulation A. Refer to Rule 251(d)(3)(ii)
         of Regulation A.
The Selling Shareholder, page 20

3. We note that your cover page indicates that there are 4,999,999 shares being offered for resale. Your selling shareholder table indicates that there are 4,999,000 being offered for resale by Esther Yang. Please revise to identify the additional selling shareholders in the selling shareholder table. Also revise your table to indicate the total number of securities being offered for the account of all selling shareholders and describe what percent of the pre-offering outstanding securities the offering represents. We also note your Dilution section, on page 21, indicates that your dilution calculation includes the 4,999,999 shares being offered for resale which are already outstanding. Please revise the Dilution section, as the calculation should only include the 25,000,000 shares of common stock being issued by the company.

Plan of Operation, page 24

4. Please revise this section to include your plan of operations for the 12 months following the commencement of your offering. Refer to Item 9(c) on Form 1-A. Also revise your
         Liquidity section to address whether the company has any external sources of liquidity.
 Alex Jun Ho Yang
FirstName LastNameAlex Jun Ho Yang
Hi-Great Group Holding Co
Comapany NameHi-Great Group Holding Co
June 10, 2020
June 10, 2020 Page 3
Page 3
FirstName LastName
Our Business, page 26

5. Please revise your disclosure to clearly describe the business intended to be done by the company specifically addressing the principal products and services of the company along with the principal markets for, and methods of distribution of, such products and services.
         Describe the material terms of the license rights in detail. Also revise to address the governmental regulations applicable to the company's proposed businesses.
Transactions with Related Persons, page 32

6. We note the two related party transactions in this section. Please revise to state the amount the related person's interest. For example, we note that the exclusive license agreement has a monthly royalty payment and the land/ground lease agreement has an annual rental fee. In this regard, please also revise your business disclosure starting on page 25 to disclose the material terms of the exclusive license and land/ground lease agreements. Refer to Item 13(a) and Item 7(a)(2) on Form 1-A. Additionally, please revise the disclosure to address the related party transactions regarding the promissory notes on March 2019 and December 2019 along with the other related party transactions and advances from related parties.
Exhibits

7. We note that Section 8.9 of your bylaws, Exhibit 2C, includes transfer restrictions and requires a stockholder to receive approval from the Board of Directors prior to any transfer. Please add a risk factor that addresses these transfer restrictions and revise your
         Summary section along with description of securities on page 34 to include a discussion about this provision. Additionally, we note that your Legality Opinion, Exhibit
         12A, should be revised to consent to McMurdo Law Group, LLC being named in the offering statement.




        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Alex Jun Ho Yang
Hi-Great Group Holding Co
June 10, 2020
Page 4

       You may contact Eric Mcphee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameAlex Jun Ho Yang
                                                         Division of
Corporation Finance
Comapany NameHi-Great Group Holding Co
                                                         Office of Real Estate
& Construction
June 10, 2020 Page 4
cc:       Matthew McMurdo
FirstName LastName